Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL REPORTS

FOURTH QUARTER 2010 AND FULL YEAR 2010 OPERATING RESULTS

ALMERE, THE NETHERLANDS, March 2, 2011—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2010 and full year 2010 (unaudited) operating results in accordance with US GAAP.

Highlights:

•	Fourth quarter 2010 net sales of EUR 352 million up 1% quarter on quarter and up 74% year on year.

•	Gross Margin in Q4 stable at 46% compared to Q3 and up against a 40% gross margin in the fourth quarter of 2009. Front-end business gross margin increased from 39.8% in Q3 to 40.7% in Q4.

•	Result from operations increased from EUR 101 million in Q3 to EUR 103 million in Q4. The fourth quarter of 2009 showed a profit of EUR 32 million;

•	The Front-end segment increased to a profit of EUR 13 million which includes EUR 2 million restructuring charges. Q4 2009 showed a loss of EUR 13 million including EUR 5 million restructuring charges;
•	The Back-end segment profit decreased from EUR 97 million to EUR 90 million quarter on quarter mainly caused by currency translation differences while increasing EUR 45 million year on year.

•	In the fourth quarter of 2010 we have finalized our PERFORM! Front-end restructuring program, in a shorter time period and against substantially lower costs than earlier indicated.

•

Fourth quarter 2010 net earnings were EUR 25 million compared to net earnings of EUR 34 million for the third quarter of 2010 and a net loss of EUR 12 million for the fourth quarter of 2009. Both 2010 quarters were significantly impacted by the revaluation of the conversion option. Excluding this revaluation net earnings improved from EUR 43 million in the third quarter to EUR 46 million in the fourth quarter.

•

Book to bill in the fourth quarter was 0.7. In the Front-end segment the book to bill was 1.2, in the Back-end segment the book to bill was 0.5. The backlog decreased from EUR 587 million at the end of the third quarter, to EUR 500 million at the end of the fourth quarter.

•	The Board proposes to the Annual General Shareholders Meeting to declare a dividend of Euro 0.40 per share.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “The fourth quarter showed further improvements in the Front-end operations,

where our results from operations (excluding restructuring) are now into the mid-tens. Moreover we saw, besides a sales increase of 35%, a further strengthening of our order book. The Back-end segment showed with a 36% result from operations as a percentage of sales again a solid performance.

As part of our financing policy we aim to pay a sustainable annual dividend. We will propose to the forthcoming AGM to declare a dividend of Euro 0.40 per share.

Outlook

Based upon the current backlog and our current visibility:

•	For our Front-end operations we expect single digit sales growth in the first quarter of 2011 at constant FX-rates as compared to the fourth quarter of 2010.

•	For our Back-end operations (including SMT equipment, the former SEAS) we expect a double digit sales growth in the first quarter at constant FX-rates as compared to the fourth quarter of 2010.

Unaudited Accounts

ASM International N.V. is currently finalizing the financial statements for the year ended December 31, 2010. We expect to be able to file our Form 20-F with the U.S. Securities and Exchange Commission within four weeks and to publish our Statutory Annual Accounts for the year 2010 in early April 2011. The consolidated balance sheets of ASM International N.V. as of December 31, 2010, the related statements of operations and cash flows for the year ended December 31, 2010 and all quarterly information as presented in this press release have not been audited by Deloitte Accountants B.V.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, March 3, 2011 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 718 247 0885

•	International: + 44 (0)20 7806 1967

•	Confirmation Code: 6311824

•	A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through April 1, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 6311824#

Investor Contacts:	Media Contact:
Erik Kamerbeek	Ian Bickerton
+31 88100 8500	+31 20 6855 955
Mary Jo Dieckhaus	+31 62501 8512
+1 212 986 2900

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions, except earnings per share)
	Q4 2009	Q3 2010	Q4 2010	% Change Q3 2010 to Q4 2010	% Change Q4 2009 to Q4 2010
Net sales	201.9	349.2	352.2	1%	74%
Gross profit before impairment of inventories	81.7	161.8	161.3	0%	97%
Gross profit margin %	40.4%	46.3%	45.8%
Impairment inventories	2.3	—	—
Gross profit	84.0	161.8	161.3	0%	92%
Selling, general and administrative expenses	(28.8)	(37.3)	(34.6)	(7%)	20%
Research and development expenses	(16.5)	(20.8)	(22.3)	7%	35%
Restructuring expenses	(6.9)	(2.4)	(1.8)
Result from operations	31.8	101.3	102.5	1%	222%
Net earnings (loss)1)	(11.7)	34.3	24.7
Net earnings (loss) per share, diluted in euro1)	(0.23)	0.62	0.47
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Q4 2009	Q3 2010	Q4 2010	% Change Q3 2010 to Q4 2010	% Change Q4 2009 to Q4 2010
Front-end	49.2	73.8	99.6	35%	102%
Back-end	152.7	275.4	252.7	(8%)	65%
Total net sales	201.9	349.2	352.2	1%	74%

The fourth quarter 2010 sales increase in our Front-end segment, compared to the previous quarter, was driven by increased equipment sales in particular for our ALD and PECVD technologies. In our Back-end segment quarterly sales were strongly impacted by currency developments. On a comparable currency level sales came down with 2%.

The impact of currency changes quarter to quarter was a decrease of 5% and year to year an increase of 10%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Gross profit1) Q4 2009	Gross profit Q3 2010	Gross profit Q4 2010	Gross profit margin Q4 2009	Gross profit margin Q3 2010	Gross profit margin Q4 2010	Increase or (decrease) percentage points Q3 2010 to Q4 2010	Increase or (decrease) percentage points Q4 2009 to Q4 2010
Front-end	13.7	29.3	40.6	27.7%	39.8%	40.7%	1.0	13.0
Back-end	68.0	132.4	120.7	44.5%	48.1%	47.8%	(0.3)	3.2
Total gross profit	81.7	161.8	161.3	40.4%	46.3%	45.8%	(0.5)	5.3
1)	before impairment inventories

The gross profit margin of our Front-end segment continued to improve when compared to the third quarter of 2010 mainly driven by a better utilization combined with lower cost levels and manufacturing overhead as a result of the transfer of our manufacturing activities to our plant in Singapore. The Back-end gross profit margin stabilized in the quarter following a slightly lower activity level.

The impact of currency changes quarter to quarter was a decrease of 5% and year to year an increase of 11%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Q4 2009	Q3 2010	Q4 2010	% Change Q3 2010 to Q4 2010	% Change Q4 2009 to Q4 2010
Front-end	13.3	12.8	15.1	18%	14%
Back-end	15.5	24.4	19.5	(20%)	26%
Total selling, general and administrative expenses	28.8	37.3	34.6	(7%)	20%
Total selling, general and administrative expenses as a percentage of net sales	14%	11%	10%

In the Front-end segment SG&A as a percentage of sales decreased from 17% for the third quarter to 15% for the fourth quarter of 2010. SG&A was 27% of net sales for the fourth quarter of 2009. The SG&A increase in monetary terms is the consequence of the higher activity level and certain one off-costs.

In the Back-end segment SG&A as a percentage of sales decreased from 9%, in the third quarter, to 8% in the fourth quarter of 2010.

The impact of currency changes quarter to quarter was a decrease of 4%, and year to year an increase of 7%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Q4 2009	Q3 2010	Q4 2010	% Change Q3 2010 to Q4 2010	% Change Q4 2009 to Q4 2010
Front-end	8.8	9.2	11.2	21%	27%
Back-end	7.7	11.6	11.1	(4%)	45%
Total research and development expenses	16.5	20.8	22.3	7%	35%
Total research and development expenses as a percentage of net sales	8%	6%	6%

R&D as a % of sales stabilized in Q4. In absolute amounts the increase in the Front-end segment is mainly attributable to the higher activity level, which requires more custom specific development activities.

The impact of currency changes quarter to quarter was a decrease of 4% and year to year an increase of 10%.

Restructuring expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to this EUR 1.8 million of expenses were incurred during the fourth quarter of 2010. These expenses were mainly costs for severance packages, retention costs and costs for the transfer of activities to Singapore. By the end of 2010 all costs, related to the PERFORM! program have been booked. Originally this program was expected to be finalized by mid-2011. Moreover we spent substantial less costs than earlier indicated. The total out of pocket expenses are EUR 42 million against an earlier guidance of EUR 50-60 million. Total impairment charges (including inventories) were EUR 29 million against a guidance of EUR 30-35 million.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Q4 2009	Q3 2010	Q4 2010	Change Q3 2010 to Q4 2010	Change Q4 2009 to Q4 2010
Front-end:
-Excluding impairments and restructuring	(8.5)	7.3	14.3	7.0	22.7
-Impairments and restructuring	(4.6)	(2.4)	(1.8)	0.6	2.8
-Including impairments and restructuring	(13.1)	4.9	12.5	7.6	25.6
Back-end	44.9	96.5	90.0	(6.5)	45.1
Total result from operations	31.8	101.3	102.5	1.2	70.7
Total result from operations excluding impairments and restructuring as a percentage of net sales	18%	30%	30%

The impact of currency changes quarter to quarter was a decrease of 5% and year to year an increase of 12%.

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions)	Q4 2009	Q3 2010	Q4 2010	Change Q3 2010 to Q4 2010	Change Q4 2009 to Q4 2010
Front-end:
-Excluding impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(11.5)	0.8	5.9	5.1	17.5
-Impairments and restructuring	(4.6)	(2.4)	(1.8)	0.6	2.8
-Result on early extinguishment of debt	(1.8)	(0.9)	(0.5)	0.4	1.3
-Fair value changes conversion options	(14.9)	(8.8)	(21.7)	(12.9)	(6.8)
-Including impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(32.8)	(11.2)	(18.1)	(6.9)	14.8
Back-end	21.1	45.5	42.7	(2.8)	21.6
Total net earnings (loss) allocated to the shareholders of the parent	(11.7)	34.3	24.7	(9.6)	36.4

Although on December 31, 2010 we have initiated a full redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated notes due 2011, we still have to value the option part in the convertible at fair value until conversion (latest February 16, 2011).

Due to the strong increase of our share price in the course of the fourth quarter this has led to a negative non-cash result of EUR 21.7 million.

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Full Year 2010

The following table shows the operating performance and the percentage change for the full year 2010 compared to the same period in 2009:

(EUR millions, except earnings per share)
	2009	2010	% Change
Net sales	590.7	1,222.9	107%
Gross profit before impairment of inventories	205.7	549.6	167%
Gross profit margin %	34.8%	44.9%
Impairment inventories	(24.2)	—
Gross profit	181.5	549.6	203%
Selling, general and administrative expenses	(108.2)	(131.0)	21%
Research and development expenses	(62.8)	(78.8)	25%
Restructuring expenses	(35.7)	(11.2)	(69%)
Result from operations	(25.2)	328.6
Net earnings (loss)1)	(106.6)	110.6
Net earnings (loss) per share, diluted in euro1)	(2.06)	2.11
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	2009	2010	% Change
Front-end	160.4	293.4	83%
Back-end	430.4	929.5	116%
Total net sales	590.7	1,222.9	107%

The increase of net sales for the full year of 2010 in our Front-end segment, compared to the same period last year, was driven by higher customer demand as well in all our equipment segments as in spares and service. In our Back-end segment record quarterly sales were realized both in the first quarter, the second quarter and in the third quarter of 2010 due to the high continued strong demand for our traditional products and increasing demand for our LED related products.

The impact of currency changes year to year was an increase of 5%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	Gross profit		Gross profit margin
	20091)	2010	2009	2010	Increase or (decrease) percentage points
Front-end	32.9	114.6	20.5%	39.1%	18.6
Back-end	172.8	435.0	40.1%	46.8%	6.6
Total gross profit	205.7	549.6	34.8%	44.9%	10.1
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment strongly improved when compared to the full year of 2009 driven by significantly higher activity levels. The Front-end margin further improved due to the execution of our PERFORM! Front-end restructuring program which, among others, resulted in a lower manufacturing overhead.

The impact of currency changes year to year was an increase of 6%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	2009	2010	% Change
Front-end	58.9	51.0	(13)%
Back-end	49.3	79.9	62%
Total selling, general and administrative expenses	108.2	131.0	21%
Total selling, general and administrative expenses as a percentage of net sales	18%	11%

For the full year 2010 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 17% compared with 37% for the same period of 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program PERFORM!. For the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales decreased from 12% in 2009 to 9% in 2010.

The impact of currency changes year to year was an increase of 5%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	2009	2010	% Change
Front-end	34.4	36.5	6%
Back-end	28.4	42.3	49%
Total research and development expenses	62.8	78.8	25%
Total research and development expenses as a percentage of net sales	11%	6%

The strong decrease as a % of sales, in both our Front-end and Back-end segment, is the result of a further prioritisation of research and development projects in combination with a substantial sales increase. In the course of 2010 we saw an increase in the absolute amount of development costs driven by those higher activity levels and some customer specific development activities related to that.

The impact of currency changes year to year was an increase of 6%.

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. During 2010 EUR 11.2 million of expenses were incurred related to these restructuring projects. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore. By the end of 2010 all costs, related to the PERFORM! front-end restructuring program have been booked. Originally this program was expected to be finalized by mid-2011. Moreover we spent substantial less costs than earlier indicated. The total out of pocket expenses are EUR 42 million against an earlier guidance of EUR 50-60 million. Total impairment charges (including inventories) were EUR 29 million against a guidance of EUR 30-35 million.

Result from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	2009	2010	Change
Front-end:
Excluding impairments and restructuring charges	(60.4)	27.1	87.5
Impairments and restructuring charges	(59.9)	(11.2)	48.7
Including impairments and restructuring charges	(120.3)	15.9	136.1
Back-end	95.1	312.8	217.6
Total result from operations	(25.2)	328.6	353.8

The impact of currency changes year to year was an increase of 6%.

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009:

(EUR millions)
	2009	2010	Change
Front-end:
Excluding impairments, restructuring charges, result on early extinguishment of debt and fair value change conversion option	(65.5)	(1.8)	63.7
Impairments and restructuring charges	(59.9)	(11.2)	48.7
Loss from early extinguishment of debt	(1.8)	(3.6)	(1.9)
Fair value change conversion options	(24.4)	(19.0)	5.3
Special items	(86.0)	(33.8)	52.2
Including impairments, restructuring charges result on early extinguishment of debt and fair value change conversion options	(151.5)	(35.7)	115.8
Back-end	44.0	146.3	102.3
Gain on dilution of investment in ASMPT (Back-end)1)	1.0	—	(1.0)
Total net earnings (loss) allocated to the shareholders of the parent	(106.6)	110.6	217.4
1)	Following accounting changes according to US GAAP this item is accounted directly in equity as per 2010

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the fourth quarter of 2010 and the backlog at the end of the fourth quarter of 2010 as compared to the third quarter of 2010 and the fourth quarter of 2009:

(EUR millions, except book-to-bill ratio)
	Q4 2009	Q3 2010	Q4 2010	% Change Q3 2010 to Q4 2010	% Change Q4 2009 to Q4 2010
Front-end:
Backlog at the beginning of the quarter	42.1	82.1	139.4	70%	231%
- New orders for the quarter	57.1	139.4	120.2	(14)%	111%
- Net sales for the quarter	(49.3)	(73.7)	(99.5)	35%	102%
- FX-effect for the quarter	0.4	(8.4)	2.8
Backlog at the end of the quarter	50.3	139.4	162.9	17%	224%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.9	1.2
Back-end:
Backlog at the beginning of the quarter	104.5	474.5	447.8	(6)%	329%
- New orders for the quarter	191.8	297.0	134.1	(55)%	(30)%
- Net sales for the quarter	(152.7)	(275.5)	(252.7)	(8)%	65%
- FX-effect for the quarter	2.9	(48.2)	7.8
Backlog at the end of the quarter	146.4	447.8	336.9	(25)%	130%
Book-to-bill ratio (new orders divided by net sales)	1.3	1.1	0.5
Total
Backlog at the beginning of the quarter	146.6	556.6	587.2	5%	301%
- New orders for the quarter	248.9	436.4	254.3	(42)%	2%
- Net sales for the quarter	(202.0)	(349.2)	(352.2)	1%	74%
- FX-effect for the quarter	3.3	(56.6)	10.6
Backlog at the end of the quarter	196.7	587.2	499.8	(15)%	154%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.2	0.7

Our Front-end segment showed again strong order bookings in Q4 especially in ALD equipment. In our Back-end segment the demand for equipment to assemble both integrated circuits and LEDs reflects the fact that most capex budgets for the year have been consumed in the previous quarters.

Liquidity and capital resources

Net cash provided by operations was EUR 72.6 million for the fourth quarter of 2010 as compared to EUR 100.3 million for the third quarter of 2010 and EUR 31.2 million for the fourth quarter of 2009. For the twelve months ended December 31, 2010 net cash provided from operations was EUR 259.9 million compared to EUR 62.7 million for the same period in 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity.

Net cash used in investing activities was EUR 38.1 million for the fourth quarter of 2010 as compared to EUR 32.4 million for the third quarter of 2010 and EUR 8.2 million for the fourth quarter of 2009. For the twelve months ended December 31, 2010 net cash used in investing activities of EUR 100.6 million compared to EUR 15.5 million for the comparable period in 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities was EUR 10.3 million for the fourth quarter of 2010 as compared to net cash used in financing activities of EUR 42.0 million for the third quarter of 2010 and proceeds of EUR 120.6 million for the fourth quarter of 2009. For the twelve months ended December 31, 2010 net cash used in financing activities was EUR 123.0 million compared to proceeds of EUR 90.9 million for the same period in 2009. The increase mainly results from the increased payment of dividend to minority shareholders and the repurchase of convertible bonds during the first, third and the fourth quarter of 2010. In November 2009 we received the net proceeds of the issued convertible bonds (EUR 144.5 million) and we repurchased a part of the outstanding convertibles (EUR 26.8 million).

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 244 million at September 30, 2010 to EUR 293 million at December 31, 2010. The number of outstanding days of working capital, measured based on quarterly sales, increased from 64 days at September 30, 2010 to 76 days at December 31, 2010. For the same period, our Front-end segment decreased from 100 days to 93 days and our Back-end segment increased from 55 days to 70 days.

Sources of liquidity. At December 31, 2010, the Company’s principal sources of liquidity consisted of EUR 340 million in cash and cash equivalents and EUR 119 million in undrawn bank lines. Approximately EUR 198 million of the cash and cash equivalents and EUR 22 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 16 million of the cash and cash equivalents and EUR 6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan. The use of EUR 22 million of cash and cash equivalents is restricted in use for buy-back of outstanding convertible bonds due 2011.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended December 31,		Full year
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	201,924	352,232	590,739	1,222,900
Cost of sales	(117,955)	(190,975)	(409,224)	(673,322)
Gross profit	83,970	161,257	181,515	549,578

Operating expenses:
Selling, general and administrative	(28,774)	(34,640)	(108,178)	(130,953)
Research and development	(16,480)	(22,301)	(62,806)	(78,785)
Restructuring expenses	(6,925)	(1,837)	(35,687)	(11,201)
Total operating expenses	(52,180)	(58,778)	(206,671)	(220,939)
Earnings (loss) from operations	31,790	102,478	(25,156)	328,640
Net interest expense	(3,050)	(3,564)	(7,538)	(14,457)
Loss from early extinguishment of debt	(1,759)	(473)	(1,759)	(3,609)
Accretion of interest convertible	(1,417)	(1,353)	(4,286)	(6,010)
Revaluation conversion option	(14,901)	(21,659)	(24,364)	(19,037)
Foreign currency exchange gains (losses)	(284)	987	(1,384)	(65)
Earnings (loss) before income taxes	10,378	76,416	(64,487)	285,462
Income tax expense	(4,273)	(13,261)	(3,786)	(42,939)
Gain on dilution of investment in subsidiary	956	—	956	—
Net earnings (loss)	7,061	63,155	(67,317)	242,523

Allocation of net earnings (loss)
Shareholders of the parent	(11,741)	24,656	(106,561)	110,639
Minority interest	18,802	38,499	39,244	131,884

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	(0.23)	0.47	(2.06)	2.11
Diluted net earnings (loss) (1)	(0.23)	0.47	(2.06)	2.11

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,778	52,848	51,627	52,435
Diluted (1)	51,778	54,212	51,627	62,316

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three month ended December 2010, the effect of a potential conversion of convertible debt into 10,945,532 common shares was anti-dilutive and for the full year, 2010, the effect of a potential conversion of convertible debt into 2,630,113 common shares was anti-dilutive.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	December 31,
Assets	2009	2010
		(unaudited)
Cash and cash equivalents	293,902	340,294
Accounts receivable, net	165,754	271,271
Inventories, net	150,645	254,557
Income taxes receivable	43	57
Deferred tax assets	6,893	8,567
Other current assets	31,129	59,405
Total current assets	648,367	934,149
Debt issuance costs	6,978	5,564
Deferred tax assets	8,545	5,807
Other intangible assets	8,936	6,804
Goodwill, net	47,223	50,815
Investments	50	50
Assets held for sale	5,508	6,347
Evaluation tools at customers	11,282	6,644
Property, plant and equipment, net	114,811	197,937
Total Assets	851,700	1,214,117

Liabilities and Shareholders’ Equity
Notes payable to banks	17,008	8,297
Accounts payable	93,117	170,553
Accrued expenses	64,086	93,035
Advance payments from customers	16,371	28,272
Deferred revenue	3,254	4,367
Income taxes payable	17,658	47,493
Current portion of long-term debt	17,337	72,264
Total current liabilities	228,832	424,282

Pension liabilities	5,556	7,167
Deferred tax liabilities	314	321
Long-term debt	16,554	4,316
Convertible subordinated debt	192,350	130,804
Conversion option	22,181	—
Total Liabilities	465,787	566,890

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 51,745,140 and 52,931,881 shares	2,070	2,117
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	287,768	311,841
Retained earnings	16,145	131,741
Accumulated other comprehensive loss	(64,754)	(34,239)
Total Shareholders’ Equity	241,229	411,460

Non-controlling interest	144,684	235,767
Total Equity	385,913	647,227
Total Liabilities and Equity	851,700	1,214,117

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended December 31,		Full year
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	7,061	63,156	(67,317)	242,523
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	6,458	8,230	32,054	30,630
Depreciation evaluation tools	-	613	-	2,477
Amortization of other intangible assets	1,171	689	2,335	2,735
Impairment of property, plant and equipment	(62)	-	4,628	-
Impairment of inventories	(2,297)	-	24,188	-
Addition provision restructuring expenses	7,336	(480)	26,657	1,863
Amortization of debt issuance costs	512	300	902	1,952
Loss resulting from early extinguishment of debt	1,759	473	1,759	3,609
Compensation expense employee stock option plan	416	609	2,127	2,526
Compensation expense employee share incentive scheme ASMPT	879	2,756	3,685	11,375
Revaluation conversion option	14,901	21,659	24,364	19,037
Additional non-cash interest convertible	1,417	1,353	4,286	6,010
Income taxes	(3,051)	8,296	(8,586)	29,096
Deferred income taxes	(1,455)	3,798	(9,081)	4,092
Gain on dilution of investment in subsidiary	(956)	-	(956)	-
Changes in other assets and liabilities:
Accounts receivable	(19,045)	(26,534)	3,005	(95,260)
Inventories	(4,936)	(27,356)	7,888	(77,236)
Other current assets	(3,408)	4,190	(5,449)	(31,478)
Accounts payable and accrued expenses	28,425	17,726	23,171	104,095
Advance payments from customers	4,480	(6,238)	11,052	9,646
Deferred revenue	1,257	16	(1,674)	1,100
Pension liabilities	22	527	(280)	390
Payments out of restructuring provision	(9,715)	(1,183)	(16,105)	(9,297)
Net cash provided by operating activities	31,168	72,600	62,652	259,884

Cash flows from investing activities:
Capital expenditures	(8,057)	(39,324)	(12,718)	(102,974)
Purchase of intangible assets	(429)	(302)	(3,294)	(624)
Acquisition of business	(50)	-	(50)	-
Proceeds from sale of property, plant and equipment	343	1,490	572	3,035
Net cash used in investing activities	(8,194)	(38,136)	(15,490)	(100,563)

Cash flows from financing activities:
Notes payable to banks, net	1,425	(1,522)	(109)	(10,817)
Debt issuance costs paid	-	-	-	(704)
Net proceeds from long-term debt and subordinated debt	144,516	-	144,516	-
Repayments of long-term debt and subordinated debt	(26,796)	(10,447)	(32,246)	(57,290)
Sale (Purchase) of treasury shares	(35)	-	-	-
Dividend tax paid on withdrawal of treasury shares	-	-	(3,399)	-
Proceeds from issuance (withdrawal) of preferred shares	-	-	(220)	-
Proceeds from issuance of common shares	1,457	1,630	1,447	3,945
Dividend to minority shareholders	-	-	(19,099)	(58,162)
Net cash provided (used) in financing activities	120,567	(10,339)	90,890	(123,027)
Exchange rate effects	2,708	3,561	(1,429)	10,096
Net increase (decrease) in cash and cash equivalents	146,249	27,686	136,624	46,391
Cash and cash equivalents at beginning of period	147,653	312,608	157,279	293,902
Cash and cash equivalents at end of period	293,902	340,294	293,902	340,294
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,569	3,822	5,918	14,786
Income taxes, net	8,780	1,167	21,453	9,751
Non cash investing and financing activities:
Subordinated debt converted into number of common shares	-	-	-	878,491
Subordinated debt converted	-	-	-	13,473

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.36% at December 31, 2010, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended December 31, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	49,248	152,676	201,924
Gross profit	15,955	68,015	83,970
Earnings (loss) from operations	(13,082)	44,872	31,790
Net interest income (expense)	(3,174)	124	(3,050)
Loss resulting from early extinguishment of debt	(1,759)	-	(1,759)
Accretion of interest convertible	(1,417)	-	(1,417)
Revaluation conversion option	(14,901)	-	(14,901)
Foreign currency exchange losses	(428)	144	(284)
Income tax benefit (expense)	975	(5,248)	(4,273)
Net earnings (loss) before dilution	(33,787)	39,892	6,105
Gain on dilution of investment in subsidiary			956
Net earnings			7,061

Net earnings (loss) allocated to:
Shareholders of the parent			(11,741)
Minority interest			18,802

Capital expenditures and purchase of intangible assets	1,883	6,604	8,487
Depreciation and amortization	2,877	4,753	7,629
Impairment of fixed assets	(62)	-	(62)

Three months ended December 31, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	99,570	252,661	352,232
Gross profit	40,560	120,697	161,257
Earnings from operations	12,496	89,982	102,478
Net interest income (expense)	(3,815)	251	(3,564)
Loss resulting from early extinguishment of debt	(473)	-	(473)
Accretion of interest convertible	(1,353)	-	(1,353)
Revaluation conversion option	(21,659)	-	(21,659)
Foreign currency exchange gains (losses)	1,285	(298)	987
Income tax expense	(4,537)	(8,724)	(13,261)
Net earnings (loss)	(18,056)	81,211	63,155

Net earnings allocated to:
Shareholders of the parent			24,656
Minority interest			38,499

Capital expenditures and purchase of intangible assets	7,675	31,952	39,626
Depreciation and amortization	3,577	5,955	9,532

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Full year 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	160,378	430,361	590,739
Gross profit	8,726	172,789	181,515
Earnings (loss) from operations	(120,269)	95,113	(25,156)
Net interest income (expense)	(8,014)	477	(7,538)
Loss resulting from early extinguishment of debt	(1,759)	-	(1,759)
Accretion of interest convertible	(4,286)	-	(4,286)
Revaluation conversion option	(24,364)	-	(24,364)
Foreign currency exchange losses	(733)	(651)	(1,384)
Income tax benefit (expense)	7,890	(11,676)	(3,786)
Net earnings (loss) before dilution	(151,535)	83,262	(68,273)
Gain on dilution of investment in subsidiary			956
Net loss			(67,317)

Net earnings (loss) allocated to:
Shareholders of the parent			(106,561)
Minority interest			39,244

Capital expenditures and purchase of intangible assets	6,201	9,811	16,012
Depreciation and amortization	13,320	21,070	34,390
Impairment of fixed assets	4,628	-	4,628

Cash and cash equivalents	181,681	112,222	293,902
Capitalized goodwill	10,395	36,828	47,223
Other intangible assets	8,440	497	8,936
Other identifiable assets	187,194	314,445	501,638
Total assets	387,709	463,991	851,700
Total debt	265,430	-	265,430
Headcount in full-time equivalents (1)	1,322	10,773	12,095
Full year 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	293,356	929,544	1,222,900
Gross profit	114,624	434,954	549,578
Earnings from operations	15,954	312,686	328,640
Net interest income (expense)	(15,062)	605	(14,457)
Loss resulting of early extinguishment of debt	(3,609)	-	(3,609)
Accretion of interest convertible	(6,010)	-	(6,010)
Revaluation conversion option	(19,037)	-	(19,037)
Foreign currency exchange gains (losses)	(1,809)	1,744	(65)
Income tax expense	(6,106)	(36,833)	(42,939)
Net earnings (loss)	(35,679)	278,202	242,523

Net earnings allocated to:
Shareholders of the parent			110,639
Minority interest			131,884

Capital expenditures and purchase of intangible assets	17,696	85,902	103,598
Depreciation and amortization	13,745	22,097	35,842

Cash and cash equivalents	142,420	197,874	340,294
Capitalized goodwill	11,193	39,622	50,815
Other intangible assets	6,089	715	6,804
Other identifiable assets	281,076	535,129	816,204
Total assets	440,777	773,340	1,214,117
Total debt	215,681	-	215,681
Headcount in full-time equivalents (1)	1,450	15,249	16,699
(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”). Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the fourth quarter of 2010.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The most significant differences that affect ASMIconcern to the capitalization of certain product development costs, goodwill, the accounting of reversal of inventory write downs, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended December 31,		Full year
(EUR thousands, except per share data)	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	7,061	63,155	(67,317)	242,523
Adjustments for IFRS:
Reversal inventory write downs	-	(16)	-	3,608
Development expenses	(11,570)	1,874	(10,784)	4,439
Pensions
Debt issuance fees	(1,283)	125	(1,283)	157
Dividend preferred shares	-	-	(5)	-
Total adjustments	(12,853)	1,983	(12,072)	8,204

IFRS	(5,792)	65,138	(79,389)	250,727

IFRS allocation of net earnings (loss):
Shareholders	(24,594)	26,639	(118,633)	118,843
Minority interest	18,802	38,499	39,244	131,884

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	(0.48)	0.50	(2.30)	2.27
Diluted	(0.48)	0.50	(2.30)	2.25

			Total Equity	Total Equity
(euro thousands)			December 31, 2009	December 31, 2010
			(unaudited )	(unaudited )
US GAAP			385,913	647,227
Adjustments for IFRS:
Goodwill			(9,672)	(10,333)
Debt issuance fees			(1,283)	(1,126)
Reversal inventory write downs			-	3,501
Development expenses			26,926	34,032
Pension plans			391	565
Preferred shares			-	-
Total adjustments			16,362	26,639

IFRS			402,275	673,866

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.